EXHIBIT 21

SUBSIDIARIES OF WERNER ENTERPRISES, INC.

JURISDICTION OF
	SUBSIDIARY	ORGANIZATION

1.	Gra-Gar, LLC	Delaware
2.	Werner Management, Inc.	Nebraska
3.	Fleet Truck Sales, Inc., dba Werner Fleet Sales	Nebraska
4.	Werner Global Logistics, Inc.	Nebraska
5.	Werner Transportation, Inc.	Nebraska
6.	Werner de Mexico, S. de R.L. de C.V.	Mexico
7.	Werner Enterprises Canada Corporation	Canada
8.	Werner Leasing de Mexico, S. de R.L. de C.V.	Mexico
9.	Werner Global Logistics U.S., LLC	Nebraska
10.	Werner Global Logistics (Barbados), SRL	Barbados
11.	Werner Global Logistics (Shanghai) Co. Ltd.	China
12.	Werner Global Logistics-Hong Kong Limited	Hong Kong
13.	WECC, Inc.	Nebraska
14.	Werner Global Logistics Mexico, S. de R.L. de C.V.	Mexico
15.	CG&G, Inc.	Nebraska
16.	CG&G II, Inc.	Nebraska
17.	American Institute of Trucking, Inc.	Arizona
18.	Career Path Training Corp.	Florida
19.	Werner Leasing, LLC	Nebraska